SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION
PURSUANT TO SECTION 17(d) OF THE
INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER
FOR AN ORDER TO PERMIT CERTAIN JOINT TRANSACTIONS

VAN ECK FUNDS
VAN ECK VIP TRUST
(formerly known as Van Eck Worldwide Insurance Trust)
GLOBAL ENERGY OPPORTUNITY PARTNERS LP
GLOBAL ENERGY OPPORTUNITY FUND, LTD.
HARD ASSET PARTNERS LP
HARD ASSETS PORTFOLIO LTD.
HARD ASSETS ERISA LTD.
HARD ASSET PARTNERS 2X LP
HARD ASSETS 2X FUND LTD.
HARD ASSETS 2X MASTER FUND LTD.
HARD ASSETS OPPORTUNITY FUND LP
HARD ASSETS OPPORTUNITY FUND LTD.
HARD ASSETS OPPORTUNITY MASTER FUND LTD.
G-175 STRATEGIES LP
G-175 STRATEGIES LTD.
G-175 STRATEGIES MASTER FUND LTD.
VAN ECK ASSOCIATES CORPORATION
And
VAN ECK ABSOLUTE RETURN ADVISERS CORPORATION

Communications, Notice and Order to:

Joseph J. McBrien, Esq.
Senior Vice President and General Counsel
Van Eck Associates Corporation
335 Madison Avenue, 19th Floor
New York, NY 10017-4632
(212) 293-2031

Copies to:

Philip H. Newman, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
(617) 570-1558

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

:
In the Matter of:	:
	:	AMENDED AND RESTATED
Van Eck Funds	:	APPLICATION PURSUANT TO
Van Eck VIP Trust		SECTION 17(d) OF THE INVESTMENT
(formerly known as Van Eck Worldwide		COMPANY ACT OF 1940 AND RULE
Insurance Trust)	:	17d-1 THEREUNDER FOR AN ORDER
Global Energy Opportunity Partners LP	:	TO PERMIT CERTAIN JOINT
Global Energy Opportunity Fund, Ltd.	:	TRANSACTIONS
Hard Asset Partners LP
Hard Assets Portfolio Ltd.
Hard Assets ERISA Ltd.
Hard Asset Partners 2X LP
Hard Assets 2X Fund Ltd.
Hard Assets 2X Master Fund Ltd. Hard
Assets Opportunity Fund LP
Hard Assets Opportunity Fund Ltd. Hard
Assets Opportunity Master Fund Ltd.
G-175 Strategies LP
G-175 Strategies Ltd.
G-175 Strategies Master Fund Ltd.
Van Eck Associates Corporation	:
and Van Eck Absolute Return Advisers	:
Corporation	:
:
File Number: 812-13740	:
:

I.  Introduction

Van Eck Funds (“VEF”) and Van Eck VIP Trust (“VIP”) (formerly known as Van Eck Worldwide Insurance Trust), each, a registered open-end management investment company (each, an “Existing Investment Company”, and collectively, the “Existing Investment Companies”); Global Energy Opportunity Partners LP (“GEO LP”), Global

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Energy Opportunity Fund, Ltd. (“GEO Ltd.”), Hard Asset Partners LP (“HAP LP”), Hard Assets Portfolio Ltd. (“HAP Ltd.”), Hard Assets ERISA Ltd. (“HAE Ltd.”), Hard Asset Partners 2X LP (“HAP2X LP”), Hard Assets 2X Fund Ltd. (“HA2X Ltd.”), Hard Assets 2X Master Fund Ltd. (“HA2XM Ltd.”), Hard Assets Opportunity Fund LP (“HAO LP”), Hard Assets Opportunity Fund Ltd. (“HAO Ltd.”), Hard Assets Opportunity Master Fund Ltd. (“HAOM Ltd.”), G-175 Strategies LP (“G-175 LP”), G-175 Strategies Ltd. (“G-175 Ltd.), and G-175 Strategies Master Fund Ltd. (“G-175M Ltd.”), each, a private investment company (each, an “Existing Unregistered Account”, and collectively, the “Existing Unregistered Accounts”); Van Eck Associates Corporation (“VEAC”), the investment adviser of each Existing Investment Company; and Van Eck Absolute Return Advisers Corporation, the general partner or the investment manager of each Existing Unregistered Account (“VEARA”, and together with the Existing Investment Companies, the Existing Unregistered Accounts and VEAC, the “Applicants”), hereby apply for an order (“Order”) from the Securities and Exchange Commission (the “Commission”) on behalf of the following: (i) each Existing Investment Company; (ii) each existing or future portfolio series of an Existing Investment Company (such portfolio series being referred to as the “Existing Investment Company Funds”); (iii) all other existing or future registered investment companies (the “Other Investment Companies”) for which VEAC or any other person controlling, controlled by or under common control with VEAC serves as investment adviser or subadviser (such investment advisers, together with VEAC and VEARA, being referred to herein as the “Van Eck Advisers”); (iv) each existing and future portfolio series of each Other Investment Company (such portfolio series, together with the Existing Investment Company Funds, being referred

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to as the “Funds”); (v) the Existing Unregistered Accounts; (vi) all other existing or future accounts or pooled investment vehicles that are not registered investment companies and for which VEARA or another Van Eck Adviser serves as general partner, manager and/or investment adviser or in a similar capacity (such accounts and investment funds, together with the Existing Unregistered Accounts, being referred to as the “Unregistered Accounts”); and (vii) the Van Eck Advisers.1

II.  Relief Requested

Applicants request an order under Section 17(d) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 thereunder, granting permission to the Funds to (a) invest jointly among themselves and/or with one or more of the Unregistered Accounts in private placement2 transactions, the terms of which, including, but not limited to, price, conversion and maturity provisions, call protections, and other financial covenants, may have been negotiated by Applicants (“Covered Private Placements”); (b) make follow-on investments in Covered Private Placements of such issuers (“Follow-On Investments”); and (c) exercise warrants, conversion privileges, and other rights

1 All entities that currently intend to rely on the requested order are named as Applicants. All other existing or future entities that will rely on the requested order will comply with the terms and conditions of the Application.

2 The term "private placement", as used in the Application, refers to a transaction in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

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associated with Covered Private Placements acquired under (a) and (b) above (the actions described in (a), (b) and (c) are, collectively, “Joint Investments”).3

Each Applicant may invest its Total Available Capital (as such term is defined herein) in Covered Private Placements, subject to the limitations described below. As used in this Amended Application, the term “Total Available Capital” means, with respect to each Fund and each Unregistered Account, the total assets of such Fund or Unregistered Account plus all amounts readily available for investment by means of the exercise of rights, if any, of such Fund or Unregistered Account to make a capital call on investors.

Currently, the Funds and Unregistered Accounts are subject to the following limitations on their investments in Covered Private Placements:

(i)  Each Existing Investment Company Fund, except for the Van Eck Multi-Manager Alternatives Fund and Van Eck VIP Multi-Manager Alternatives Fund, has a non-fundamental investment restriction, which can be changed without shareholder approval, that permits it to invest up to 10% of its total assets in “Direct Investments”, which term would include Covered Private Placements.

3 In Massachusetts Mutual Life Insurance Company, SEC no-action letter (pub. Avail. June 7, 2000, updated on July 28, 2000) (“MassMutual”), the staff of the Commission provided no-action assurances that would permit the aggregation of orders by registered investment companies and affiliated private accounts for the purchase or sale of securities issued in private placement transactions for which no term other than price is negotiated (“Non-Negotiated Private Placements”). Applicants intend to rely on MassMutual to aggregate orders among the Funds and Unregistered Accounts for the purchase or sale of Non-Negotiated Private Placements. Accordingly, as used in this Application, the terms “Covered Private Placement”, “Follow-On Investment” and “Joint Investment” shall not include any Non-Negotiated Private Placement.

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(ii) Each Existing Investment Company Fund may invest up to 15% of its total assets in “illiquid securities” (i.e., securities that may not be disposed of in the ordinary course of business within seven days at approximately the value at which the Fund is carrying such security) and each of HAP LP and HAP Ltd. may invest up to 10% of its total assets in illiquid securities. Whether a particular Covered Private Placement will be treated as a liquid or illiquid security will depend upon an evaluation of all facts and circumstances, including the nature of any legal or contractual restrictions on transfer applicable to the Covered Private Placement and the availability of Rule 144A under the Securities Act (or similar exemption from registration) for the subsequent transfer of all or a portion of the underlying securities held by the Fund or Unregistered Account in connection with such Covered Private Placement. It is anticipated that the securities acquired in connection with most Covered Private Placements will be treated as illiquid securities at the time of acquisition.

VEAC is an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and is the investment adviser to the Funds. VEARA, a wholly-owned subsidiary of VEAC, is an investment adviser registered with the Commission under the Advisers Act, and is currently the general partner and/or investment adviser to one or more of the Unregistered Accounts. VEAC and VEARA share investment personnel in certain investment asset categories, including “hard assets” (which include real estate, precious and industrial metals, oil and gas, and commodity derivatives). VEAC’s and VEARA’s shared investment personnel

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are assigned to investment management teams that are responsible for managing accounts, including Funds and Unregistered Accounts, in their corresponding areas of expertise. In managing the Unregistered Accounts, an investment team may from time to time identify opportunities to participate in Covered Private Placements that would be attractive to one or more of the Funds. Currently, it is anticipated that the investment team that manages Unregistered Accounts may identify such investment opportunities in Covered Private Placements that may be attractive to certain of the Funds. Accordingly, the investment team may recommend that one or more of the Funds invest in the same Covered Private Placements as one or more of the Unregistered Accounts.4 However, such Joint Investments by the Funds and/or the Unregistered Accounts may be prohibited pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder. Section 17(d), as implemented by Rule 17d-1, prohibits affiliated persons (within the meaning of Section 2(a)(3) of the Act) and principal underwriters of a registered investment company, as well as affiliated persons of such affiliated persons or principal underwriters, from participating as principals in any joint arrangement with such registered investment company, unless the joint arrangement is approved by the Commission or qualifies for one of the exceptions under Rule 17d-1. The Funds and Unregistered Accounts may be subject to the prohibitions of Rule 17d-1 because each of the Funds and each of the Unregistered Accounts is sponsored and managed by a Van Eck Adviser, and, accordingly, each of the Funds and each of the Unregistered Accounts may be deemed to be affiliated persons of one another, and/or affiliated persons of affiliated persons of one another within the meaning of Section 2(a)(3)(C) of the Act.

4 It is not expected that any of the Funds will engage in Joint Investments with any of the Unregistered Accounts in private placement securities on more than an occasional basis.

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Applicants believe that it is in the best interests of the Funds to be able to invest jointly with the Unregistered Accounts in such Covered Private Placements. Applicants believe that the Conditions set forth in this Amended Application, which are based upon relevant conditions set forth in previous applications granted by the Commission, will ensure the protection of the Funds’ investors and compliance with the purposes and policies of the Act with respect to each Joint Investment.

This Amended Application seeks relief on a prospective basis to (i) avoid the significant expenditures of time on the part of the Commission that would be required to process individual applications with respect to each Joint Investment that arises in the future, (ii) enable the Funds and the Unregistered Accounts to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of such individual applications, and (iii) enable the Funds and the Unregistered Accounts to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

III.  The Applicants

A.  The Existing Investment Companies

VEF is a Massachusetts business trust organized on April 3, 1985. It is registered with the Commission as an open-end management investment company of the series type. VEF currently has four separate series: Emerging Markets Fund, which invests primarily in equity securities in emerging markets around the world; Global Hard Assets Fund, which invests in “hard assets” securities, including real estate, precious and industrial metals, oil and gas, and commodity derivatives; International Investors Gold Fund, which invests primarily in securities of gold-mining companies; and Multi-

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Manager Alternatives Fund, which seeks to achieve consistent absolute (positive) returns in various market cycles by utilizing a diversified “manager-of-managers” investment approach. As of June 1, 2010, the aggregate net assets of all of the series of VEF were approximately $3.8 billion.

VIP is a Massachusetts business trust organized on January 7, 1987 with the name Van Eck Investments Trust. On April 12, 1995, VIP began operating under the name Van Eck Worldwide Insurance Trust and on May 1, 2010 VIP began operating under the current name Van Eck VIP Trust. VIP is registered with the Commission as an open-end management investment company of the series type. VIP currently has four series: Van Eck VIP Global Bond Fund (formerly known as Worldwide Bond Fund), which invests primarily in a variety of debt securities; Van Eck VIP Emerging Markets Fund (formerly known as Worldwide Emerging Markets Fund), which invests primarily in equity securities in emerging markets around the world; Van Eck VIP Global Hard Assets Fund (formerly known as Worldwide Hard Assets Fund), which invests in “hard assets” securities, including real estate, precious and industrial metals, oil and gas, and commodity derivatives; and Van Eck VIP Multi-Manager Alternatives Fund (formerly known as Worldwide Multi-Manager Alternatives Fund), which seeks to achieve consistent absolute (positive) returns in various market cycles. Shares of the VIP Funds are not sold to the public, but are offered exclusively to registered separate accounts of variable annuity and variable life insurance contracts issued by various insurance companies. As of June 1, 2010, the aggregate net assets of all of the series of VIP were approximately $1.1 billion.

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Each of the Boards of Trustees of VEF and VIP (together, with the board of trustees/directors of any other Fund, the “Boards” and individually, a “Board”) has the authority to add additional series to each of VEF and VIP, respectively, in the future. Each of the Boards of VEF and VIP currently consists of the same six individuals, none of whom is an “interested person” within the meaning of Section 2(a)(19) of the Act (collectively, the “Independent Trustees”). A majority of each Board will comply at all times with fund governance standards as set forth in Rule 0-1(a)(7) under the Act, such that a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed with the discretion of the then existing Independent Trustees.

B.  The Unregistered Accounts

GEO LP is a Delaware limited partnership that qualifies for exclusion from the definition of investment company under section 3(c)(7) of the Act and securities offerings in GEO LP qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act. VEARA is the general partner of GEO LP and is responsible for management of its portfolio. GEO LP seeks appreciation of assets over the long-term primarily through investments in publicly traded energy securities, non-public energy investments, energy commodities and various financial instruments.

GEO Ltd. is a company incorporated and existing under the laws of the Cayman Islands. GEO Ltd. qualifies for exclusion from the definition of investment company under section 3(c)(7) of the Act and securities offerings in GEO Ltd. qualify for an exemption from registration under the Securities Act pursuant to Regulation D under

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the Securities Act. VEARA serves as the investment manager of GEO Ltd. and manages GEO Ltd.’s assets. GEO Ltd. seeks appreciation of assets over the long-term primarily through investments in publicly traded energy securities, non-public energy investments, energy commodities and various financial instruments. GEO Ltd. offers three classes of Common Shares: Class A Shares, Class B Shares and Class C Shares. Class A Shares and Class B Shares have identical rights and privileges, except that Class B Shares do not participate in any investment by GEO Ltd. in “New Issues” as defined by the Financial Industry Regulatory Authority (“FINRA”). The investment restriction applicable to Class B shares will not affect the company’s ability to participate in Joint Investments.

VEARA currently also serves as general partner and/or investment adviser to the other Existing Unregistered Accounts. Each of the other Existing Unregistered Accounts, except for HAP LP and HAP Ltd., qualifies for exclusion from the definition of investment company under section 3(c)(7) of the Act. HAP LP and HAP Ltd. each qualify for exclusion from the definition of investment company under section 3(c)(1) of the Act. Securities offerings in each of these other Existing Unregistered Accounts qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act. From time to time, VEARA and/or another Van Eck Adviser may manage other Unregistered Accounts, all of which are expected to qualify for exclusion from the definition of investment company under either section 3(c)(1) or section 3(c)(7) of the Act.

HAP LP, HAP2X LP and HAO LP are each a Delaware limited partnership. VEARA is the general partner of HAP LP, HAP2X LP and HAO LP and is responsible for the management of their portfolios. HAE Ltd., HA2X Ltd., HA2XM

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Ltd., HAO Ltd., and HAOM Ltd. are each a company incorporated under the laws of the Cayman Islands and HAP Ltd., is a BVI offshore fund. VEARA serves as the investment manager of these companies. All of these Existing Unregistered Accounts seek capital appreciation primarily through leveraged investments in hard asset securities and hard asset commodities. Each of HA2X Ltd. and HAP2X LP is a feeder fund in a master-feeder structure investing substantially all of its assets in HA2XM Ltd. Each of HAO LP and HAO Ltd. is a feeder fund in a master-feeder structure investing substantially all of its assets in HAOM Ltd.

G-175 LP is a Delaware limited partnership. VEARA is the general partner of G-175 LP and is responsible for the management of this portfolio. G-175 Ltd. and G-175M Ltd. are each a company incorporated under the laws of the Cayman Islands. VEARA serves as the investment manager of G-175 Funds. All of these Existing Unregistered Accounts seek to achieve long-term capital appreciation through investments in multiple emerging market asset classes, including the hard-currency and local-currency debt and derivatives of an emerging market’s sovereign and corporate entities. These Existing Unregistered Accounts may also invest in an emerging market’s equity securities. Each of G-175 LP and G-175 Ltd. is a feeder fund in a master-feeder structure investing substantially all of its assets in G-175M Ltd.

As of June 1, 2010, each of the Existing Unregistered Accounts had the following approximate amounts of net assets under management:

Existing Unregistered Account	Assets Under Management
GEO LP	$15 million
GEO Ltd.	$0.79 million
HAP LP	$26 million

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Existing Unregistered Account	Assets Under Management
HAP Ltd.	$271 million
HAE Ltd.	$40 million
HAP2X LP	$48 million
HA2X Ltd.	$322 million
HA2XM Ltd.	$370 million
HAO LP	$7 million
HAO Ltd.	$0
HAOM Ltd.	$7 million
G-175 LP	$10 million
G-175 Ltd.	$0.87 million
G-175M Ltd.	$11 million

The compensation paid to VEARA by each of GEO LP, HAP LP and HAP2X LP generally consists of (i) a quarterly management fee calculated at the rate of 1.5% per annum of each limited partner’s capital account, and (ii) an amount payable annually equal to 20% of each limited partner’s share of net profits. The compensation paid to VEARA by each of HAO LP and G-175 LP generally consists of (i) a quarterly management fee calculated at the rate of 2.0% per annum of each limited partner’s capital account, and (ii) an amount payable annually equal to 20% of each limited partner’s share of net profits.

The compensation paid to VEARA by each of GEO Ltd., HAP Ltd., HAE Ltd. and HA2X Ltd. consists of (i) a quarterly management fee calculated at the rate of 1.5% per annum of the average net assets of the Existing Unregistered Account, and (ii) an amount payable annually equal to 20% of the net profits. The compensation paid to VEARA by each of HAO Ltd. and G-175 Ltd. consists of (i) a quarterly management fee calculated at the rate of 2.0% per annum of the average net assets of the Existing

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Unregistered Account, and (ii) an amount payable annually equal to 20% of the net profits.

The compensation paid by the Existing Unregistered Accounts out of profits (in each case, an “Incentive Fee”) is generally calculated taking into account realized and unrealized gains and losses, if any, subject to a “loss carryforward,” such that no Incentive Fee is paid to VEARA until any net loss previously allocated has been offset by subsequent net profits, and subject to a further reduction by the amount by which the cumulative Incentive Fee from a year in which net losses were realized and the immediately preceding three fiscal years exceeds 20% of the cumulative net profits in excess of the cumulative net losses allocated during such period. For each Existing Unregistered Account in a master-feeder structure, to the extent a feeder fund pays VEARA its compensation, VEARA waives the compensation that would otherwise be owed by the corresponding master fund.

C.  VEAC

VEAC is a Delaware corporation organized in 1984 and is wholly owned by members of the van Eck family. VEAC is registered with the Commission as an investment adviser under the Advisers Act, and provides investment management services either directly or indirectly to institutional and retail clients. Total assets under management by VEAC, as of June 1, 2010 were approximately $20 billion.

VEAC serves as investment adviser to the Funds pursuant to separate investment advisory agreements with each of VEF and VIP (the “Advisory Agreements”). VEAC has retained the services of sub-advisers to manage the assets of the Multi-Manager Alternatives Fund series of Van Eck Funds and the Van Eck VIP

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Multi-Manager Alternatives Fund series of VIP. Under the terms of the Advisory Agreements, and subject to the overall supervision of the Boards of the Funds, VEAC is responsible for providing general, overall advice and guidance with respect to the Funds and for providing advice and guidance to the Boards of the Funds. In carrying out its duties, VEAC is required to provide a continuous investment program for each Fund and to determine the composition of the assets of each Fund, including the determination of the purchase, retention, or sale of the securities, cash and other investments for each Fund. VEAC may provide other advisory services to the Funds. It is required to report regularly to the Boards of the Funds on the investment program for each Fund, as well as the issuers and securities represented in each Fund’s portfolio, and to furnish the Boards of the Funds with such other periodic and special reports it may reasonably request. For providing services to the Funds, pursuant to the terms of the Advisory Agreements, VEAC receives an advisory fee that is based on the average daily net assets of each Fund, deducted daily from the assets of each Fund. The Advisory Agreements also provide that VEAC shall pay the expenses associated with maintaining its staff and personnel and shall, at its own expense, provide all services, equipment, office space and facilities necessary to perform its obligations under the Advisory Agreements. VEAC also may serve as administrator with respect to certain of the Funds and provide or procure at such Funds’ expense administrative services for the Funds (including legal, accounting and audit, custody, transfer agency, and other services necessary for the operation of such Funds).

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D.  VEARA

VEARA is a Delaware corporation and is a wholly owned subsidiary of VEAC. VEARA is registered with the Commission as an investment adviser under the Advisers Act. Currently, VEARA serves as the general partner and/or the investment adviser of the Unregistered Accounts pursuant to agreements between each of the Unregistered Accounts and VEARA. Total assets under management by VEARA, as of June 1, 2010 were approximately $700 million.

IV.  Applicants’ Legal Analysis

Rule 17d-1 under the Act permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-l(b) to consider whether the participation of a registered or controlled company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed, is consistent with the provisions, policies and purposes of the Act, and the extent to which such participation is on a basis different from, or less advantageous than, that of other participants. Applicants believe that the activities proposed in this Amended Application with respect to the Joint Investments satisfy the standards for authorizing joint transactions under Rule 17d-1 for the reasons stated below.

Section 17(d) of the Act prohibits first-tier and second-tier affiliated persons of an investment company registered under the Act, or a company controlled by such a company, from engaging as principals in any joint transactions in which such registered company, or a company controlled by such a company, is a participant, in contravention of rules adopted by the Commission. The Commission has adopted Rule 17d-1, which

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generally prohibits such transactions in the absence of an order from the Commission, and provides exceptions for certain classes of transactions. Rule 17d-1 defines a “joint enterprise or other joint arrangement or profit sharing plan” to include “any plan, contract, arrangement, practice or understanding concerning an enterprise or undertaking” in which a registered fund, on the one hand, and a first-tier or second-tier affiliated person of the registered fund, on the other hand, have “a joint, or a joint and several participation, or share in the profits of such enterprise or undertaking” (a “Prohibited Transaction”).

Section 2(a)(3)(E) of the Act provides that an “affiliated person” of another person includes any investment adviser of such other person if such other person is an investment company. Section 2(a)(3)(C) of the Act provides that an “affiliated person” of another person includes any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines control as “the power to exercise a controlling influence over the management or policies of a company . . . ”

The Funds and the Unregistered Accounts are sponsored and managed by Van Eck Advisers. The Van Eck Advisers, to the extent they are investment advisers of the Funds, are affiliated persons of the Funds within the meaning of Section 2(a)(3)(E) of the Act. The Van Eck Advisers also could be deemed to be affiliated persons of the Funds and/or Unregistered Accounts under Section 2(a)(3)(C) to the extent the Van Eck Advisers are deemed to control the Funds and/or Unregistered Accounts. Accordingly, the Funds and the Unregistered Accounts could be affiliated persons of one another under Section 2(a)(3)(C) of the Act to the extent they are deemed to be under the common

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control of the Van Eck Advisers (or the common control of a person or group of persons who control the Van Eck Advisers and, therefore, indirectly control the Funds and the Unregistered Accounts). The Funds also could be affiliated persons of one another to the extent that they are deemed under common control as a result of having common officers, trustees, and investments advisers. Assuming that the Funds and the Unregistered Accounts are first tier or second tier affiliated persons of one another, the Commission could take the position that the proposed Joint Investments constitute Prohibited Transactions under Section 17(d) and Rule 17d-1.

Congress enacted Section 17(d) to insure “fair dealing and no overreaching” in connection with joint transactions involving a registered investment company and its affiliated persons. See Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 256 (Apr. 9, 1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, Investment Trust Study, indicating that the purpose of SEC rules to be promulgated under Section 17(d) (originally drafted as Section 17(a)(4)) is to “insure fair dealing and no overreaching”). The Commission has further pointed out that, taken together, Section 17(d) and Rule 17d-1 are “designed to regulate, among other things, certain situations in which persons making the investment decisions for the investment company may have a conflict of interest and the danger exists that the investment company or its controlled company may be overreached by such affiliated persons.” See Investment Company Act Release No. 5128 (Oct. 13, 1967) (proposing amendments to Rule 17d-1). Because Rule 17d-1 broadly defines a “joint enterprise or other joint arrangement or profit sharing plan” to include any “plan, contract, arrangement, practice or understanding in which the

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registered investment company and its affiliated person have a joint . . . participation in, or share in the profits of,” the Commission’s Division of Investment Management has acknowledged that there is “considerable uncertainty about the scope of Section 17(d) and Rule 17d-1.” See The Chase Manhattan Bank (pub. avail. July 24, 2001).

As a result of this uncertainty, investment advisers of registered investment companies, which are affiliated persons of the registered investment companies that they manage, have sought guidance as to whether Section 17(d) and Rule 17d-1 would prohibit them from aggregating orders for the purchase or sale of securities for a registered investment company with orders for other clients (including other investment companies). The staff of the Commission previously has stated its position that the “mere aggregation” of client orders would not constitute a prohibited joint transaction under Section 17(d) and Rule 17d-1, provided that the registered fund participated on terms no less advantageous than those of any other participant. See SMC Capital (pub. avail. September 5, 1995) (“SMC”) and Pretzel & Stouffer (pub. avail. December 1, 1995). In SMC, the staff of the Commission noted that, because the request for no-action relief did “not request relief with respect to the aggregation of orders involving privately placed securities...we express no opinion with respect to the aggregation of such securities.”

In MassMutual (see footnote 2 above), the staff of the Commission took a no-action position with respect to the aggregation of orders on behalf of registered investment companies and affiliated private accounts for the purchase and sale of Non-Negotiated Private Placements (as defined in footnote 2 above). As noted above, Applicants intend to rely on MassMutual to aggregate orders for the Funds and the Unregistered Accounts for the purchase or sale of Non-Negotiated Private Placements.

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Applicants are requesting that the Commission issue an order permitting the aggregation of purchase and sale orders for Covered Private Placements, of which terms other than price may be negotiated, among the Funds and the Unregistered Accounts. Applicants believe that allowing such Joint Investments in Covered Private Placements, as contemplated herein, would allow the Funds to participate in attractive investments that otherwise may not be permissible to a Fund simply because another Fund or an Unregistered Account is contemplating making the same investment. The Applicants believe that it is in the best interests of VEF and VIP to be able to participate in Joint Investments with each other and with the Unregistered Accounts.

Applicants submit that the Conditions set forth in this Amended Application would ensure that the conflicts of interest that Section 17(d) and Rule 17d-1 were designed to prevent would not be present or would be resolved in a manner fair to the Funds, and none of the Funds would participate in any Joint Investment in a Covered Private Placement on terms less advantageous than any of the Unregistered Accounts, nor would any Van Eck Adviser favor any participant in such a Joint Investment over any other participant. Accordingly, Applicants submit that there is no basis on which to conclude that any Joint Investment made pursuant to the Order would not be fair, would be overreaching, would not be consistent with the general purposes of the Act or would be, with respect to a Fund, on a basis different from or less advantageous than that of the other participants.

V.  Precedents

The Commission previously has issued an order granting relief similar to that requested in this Amended Application. See Special Value Opportunities Fund, LLC, et

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al., Investment Company Act Release Nos. 27287 (April 18, 2006) (notice) and 27316 (May 9, 2006) (order) (“Special Value”) and H&Q Healthcare Investors, et al., Investment Company Act Release Nos. 28426 (Sept. 30, 2008) (notice) and 28472 (Oct. 28, 2008) (order). This Amended Application requests relief only with respect to Covered Private Placements, a subset of the private placement securities currently covered by Special Value. As noted above, Applicants will rely on MassMutual with respect to Joint Investments in Non-Negotiated Private Placements.

VI.  Benefits to Shareholders

The requested relief will provide several benefits to shareholders of the Funds. The Funds will be able to participate in a larger number and greater variety of transactions. The Funds would no longer be limited in their ability to participate in attractive and appropriate investment opportunities. In addition, when engaging in Joint Investments, the Funds and the Unregistered Accounts, as a group, will have a larger pool of capital available for investment, thereby obtaining access to a greater number and variety of potential investments than any Fund or Unregistered Account could obtain on its own, and increase their bargaining power to negotiate more favorable terms.

VII.  Protective Measures

The Conditions set forth in the Amended Application ensure that the proposed Joint Investments are consistent with the protection of each Fund’s investors and with the purposes intended by the policy and provisions of the Act. The protections offered by the Conditions would ensure that all Funds and Unregistered Accounts participating in a Joint Investment will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that no participant receives

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terms more favorable than any other participant. In addition, each decision by a Fund to participate in a Joint Investment will need to be approved by the Independent Trustees of the Fund to ensure that the terms of the proposed Joint Investment are fair and reasonable, do not involve overreaching and are consistent with the investment objectives and policies set forth in filings with the Commission. The Conditions also ensure that VEAC and the Funds will obtain and retain the required records in connection with all Joint Investments.

VIII.  Consideration by the Independent Trustees

The Independent Trustees have reviewed the original application, have discussed these matters among themselves, with their independent counsel and with representatives of VEAC at meetings of the Independent Trustees held on December 6, 2006 and March 13-14, 2007, and have authorized the filing of the original application and any amendments thereto.

IX.  Conclusion

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order pursuant to Rule 17d-1 of the Act to permit the Joint Investments.

X.  Proposed Conditions

Applicants agree that the Order would be subject to the following Conditions:

1. Each time that an Unregistered Account or a Fund proposes to acquire Covered Private Placements, the acquisition of which would be consistent with the investment objectives and policies of another Fund, the Van Eck Adviser will

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offer the other Fund the opportunity to acquire a pro rata amount (based upon amounts available for investment by all Funds and Unregistered Accounts participating in the transaction) of such Covered Private Placements up to the entire amount being offered to it. If one Fund declines the offer or accepts a portion of the Covered Private Placements offered to it, but one or more other Funds accept the Covered Private Placements offered, that portion of the Covered Private Placements declined by the Fund may be allocated to the other Funds or Unregistered Accounts, based on their amounts available for investment. For purposes of these Conditions, the phrase “amounts available for investment” means the Total Available Capital of a Fund or Unregistered Account.

2. (a) Prior to any Joint Investment by a Fund, the Van Eck Adviser will make an initial determination of whether the acquisition of the Covered Private Placement is consistent with the investment objectives and policies of the Fund. If the Van Eck Adviser determines that the acquisition of the Covered Private Placements would be consistent with the investment objectives and policies of the Fund, the Van Eck Adviser will then determine whether participation in the investment opportunity is appropriate for the Fund and, if so, the appropriate amount that the Fund should invest. If the aggregate of the amount recommended by the Van Eck Adviser to be invested by the Fund in such Joint Investment and the amount proposed to be invested by any other Fund and any Unregistered Accounts in the same transaction exceeds the amount of the investment opportunity, the amount invested by each such party will be allocated among them pro rata based on the amount available for investment by the Funds and the Unregistered Accounts

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participating in the transaction. The Van Eck Adviser will provide the Independent Trustees with information concerning the amounts available for investment by the Funds and the Unregistered Accounts to assist the Independent Trustees with their review of the Fund’s investments for compliance with these allocation features.

(b) After making the determinations required in (a) above, the Van Eck Adviser will submit written information concerning the Joint Investment, including the amount proposed to be acquired by the Fund, any other Funds, and any Unregistered Account, to the Independent Trustees. A Fund may engage in Joint Investments in a Covered Private Placement only if a majority of the Independent Trustees who have no direct or indirect financial interest in the transaction (“Required Majority”) determine that: (i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund or its shareholders on the part of any person concerned; (ii) the transaction is consistent with the Fund’s investment objectives and policies as recited in its registration statement and its reports to shareholders; and (iii) the Joint Investment by another Fund or Unregistered Account would not disadvantage the Fund, and participation by the Fund would not be on a basis different from or less advantageous than that of the other participants.

3. If the Van Eck Adviser determines that a Fund should not acquire any Covered Private Placements offered to it pursuant to Condition 1 above, the Van Eck Adviser will submit its determination to the Independent Trustees for approval.

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4. The Funds and any Unregistered Accounts shall acquire Covered Private Placements in reliance on the Order only if the terms, conditions, price, class of securities being purchased, registration rights, if any, and other rights are the same for each Fund and any Unregistered Accounts participating in the Joint Investment. When more than one Fund proposes to engage in a Joint Investment in the same Covered Private Placement, the Independent Trustees shall review the transaction and make the determinations set forth in Condition 2 above, on or about the same time.

5. Except as described below, no Fund may make a Follow-On Investment or exercise warrants, conversion privileges, or other rights with respect to a Covered Private Placement, unless each Unregistered Account and any other Fund holding the Covered Private Placement make such Follow-On Investment or exercise such warrants, conversion rights, or other rights at the same time and in amounts proportionate to their respective holdings of such Covered Private Placement. If an Unregistered Account or another Fund anticipates participating in a Follow-On Investment or exercising warrants, conversion rights, or other rights in an amount disproportionate to its holding, the Van Eck Adviser will formulate a recommendation as to the proposed Follow-On Investment or exercise of rights by each Fund and submit the recommendation to the Independent Trustees. That recommendation will include an explanation why a Fund or an Unregistered Account is not participating to the extent of, or exercising, its proportionate amount. Prior to any such disproportionate Follow-On Investment or exercise, a Fund must obtain approval for the transaction as set forth in Condition 2 above.

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Transactions pursuant to this Condition 5 will be subject to the other Conditions set forth in this Amended Application.

6. No Unregistered Account or Fund will sell, exchange or otherwise dispose of any interest in any Covered Private Placement acquired pursuant to the Order unless each other Fund holding such Covered Private Placement or any interests therein has the opportunity to dispose of the interests at the same time, for the same unit consideration, on the same terms and conditions and in amounts proportionate to its holdings of the Covered Private Placement. With respect to any such transaction, the Van Eck Adviser will formulate a recommendation as to the proposed participation by a Fund and submit the recommendation to the Independent Trustees. The Fund will dispose of such Covered Private Placement to the extent the Independent Trustees, upon the affirmative vote of the Required Majority, determines that the disposition is in the best interests of the Fund, is fair and reasonable, and does not involve overreaching of the Fund or its shareholders by any person concerned.

7. The expenses, if any, associated with acquiring, holding, or disposing of any Covered Private Placement (including, without limitation, the expenses of the distribution of any securities registered for sale under the Securities Act) shall, to the extent not payable solely by one or more Van Eck Advisers under the relevant investment management agreements with the Funds and the Unregistered Accounts, be shared by the Funds and the Unregistered Accounts in proportion to the relative amounts of such Covered Private Placement held or being acquired or disposed of, as the case may be, by the Funds and the Unregistered Accounts.

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8. The Independent Trustees will be provided quarterly for their review all information concerning Joint Investments made by any of the Funds and the Unregistered Accounts, including investments made by the Unregistered Accounts in which any of the Funds declined to participate, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments in which any of the Funds declined to participate, comply with the conditions of the Order. In addition, the Independent Trustees will consider at least annually the continued appropriateness of the standards established for Joint Investment by the Funds, including whether the use of the standards continues to be in the best interests of the Funds and their shareholders and does not involve overreaching on the part of any person concerned.

9. Except for a Follow-On Investment made pursuant to Condition 5 above, no investment will be made by a Fund in reliance on the Order in a Covered Private Placement of any entity if the Van Eck Adviser knows or reasonably should know that another Fund or Unregistered Account or any affiliated person of such Fund or Unregistered Account then currently holds a security issued by that entity.

10. Any transaction fee (including break-up or commitment fees but excluding brokerage fees contemplated by section 17(e)(2) of the Act) received in connection with a transaction entered into in reliance on the requested Order will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such transaction. If any transaction fee is to be held by a Van Eck Adviser pending consummation of the transaction,

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the fee will be deposited into an account maintained by the Van Eck Adviser at a bank or banks having the qualifications prescribed in Section 26(a) of the Act, and the account will earn a competitive rate of interest that also will be divided pro rata among the participants based on the amounts they invested or committed, as the case may be, in such transaction. A Van Eck Adviser will receive no additional compensation or remuneration of any kind as a result of or in connection with a Joint Investment, or compensation for its services in sponsoring, structuring, or providing managerial assistance to an issuer of a Covered Private Placement that is not shared pro rata with the co-investing Funds and Unregistered Accounts.

11. Each Applicant will maintain and preserve all records required to be preserved under the Act and the rules and regulations thereunder applicable to such Applicant. The Funds will maintain the records required by Section 57(f)(3) of the Act as if each of the Funds were a business development company and the Joint Investments were approved under Section 57(f).

XI.  Procedural Matters

Pursuant to Rule 0-2(f) under the Act Applicants state that their address is as indicated on the first page of this Amended Application. Applicants further state that all written or oral communications concerning this Amended Application should be directed to:

Joseph J. McBrien, Esq.
Senior Vice President and General Counsel
Van Eck Associates Corporation
335 Madison Avenue, 19th Floor
New York, NY 10017-4632
(212) 293-2031

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With copies to:

Philip H. Newman, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
(617) 570-1558

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Amended Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Joseph J. McBrien is authorized to sign and file this document on behalf of VEAC and VEARA pursuant to the general authority vested in him as a Senior Vice President of each of VEAC and VEARA; on behalf of GEO LP pursuant to its Limited Partnership Agreement; and on behalf of VEF and VIP pursuant to the general authority vested in him as a Senior Vice President and Secretary of each of VEF and VIP and pursuant to each of VEF’s and VIP’s board resolutions quoted below. Charles Cameron is authorized to sign and file this document on behalf of each of GEO Ltd., HAP Ltd., HAE Ltd., HA2X Ltd., HA2XM Ltd., HAO Ltd., HAOM Ltd., G-175 Ltd., and G-175M Ltd., pursuant to its Articles of Association. Charles Cameron is authorized to sign and file this document on behalf of each of HAP LP, HAP2X LP, HAO LP, and G-175 LP, pursuant to its Limited Partnership Agreement. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit A-1, Exhibit A-2 and Exhibit A3 of this Amended Application.

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At a meeting held on December 6, 2006, the Boards of Trustees of VEF and VIP unanimously adopted the following resolution authorizing the filing of this Amended Application on behalf of VEF and VIP, which resolution remains in full force and effect:

VOTED:	That the officers of Van Eck Funds and Van Eck VIP Trust (collectively, the “Trusts”) be, and each hereby is, on behalf of the Trusts, authorized to file an application with the Securities and Exchange Commission, and all amendments thereto, seeking such relief from the provisions of Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), Rule 17d-1 promulgated thereunder, and such other provisions of the 1940 Act as may be necessary or appropriate, to permit the Funds to (i) invest in private placement securities jointly with other unregistered accounts managed by VEAC, (ii) make follow-on investments in private placement securities purchased pursuant to (i) above, and (iii) exercise warrants, conversion privileges and other rights associated with private placement securities purchased pursuant to (i) and (ii) above.

XII.  Request for Relief

For the foregoing reasons, Applicants request that the Commission issue an order under Rule 17d-1 of the Act granting the relief sought by this Amended Application. Applicants submit that the relief is necessary or appropriate in the public interest consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

Dated: June 28, 2010

VAN ECK FUNDS
By: /s/ Joseph J. McBrien
Name: Joseph J. McBrien
Title: Senior Vice President

VAN ECK VIP TRUST
     (Formerly Known As Van Eck
     Worldwide Insurance Trust)
By: /s/ Joseph J. McBrien
Name: Joseph J. McBrien
Title: Senior Vice President

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GLOBAL ENERGY OPPORTUNITY
PARTNERS LP
       By: Van Eck Absolute Return
       Advisers Corp., its General Partner
By: /s/ Joseph J. McBrien
Name: Joseph J. McBrien
Title: Senior Vice President

GLOBAL ENERGY OPPORTUNITY
FUND, LTD.
By: /s/ Charles T. Cameron
Name: Charles T. Cameron
Title: Director

HARD ASSET PARTNERS LP
By: /s/ Charles T. Cameron
Name: Charles T. Cameron
Title: Director

HARD ASSETS PORTFOLIO LTD.
By: /s/ Charles T. Cameron
Name: Charles T. Cameron
Title: Director

HARD ASSETS ERISA LTD.
By: /s/ Charles T. Cameron
Name: Charles T. Cameron
Title: Director

HARD ASSET PARTNERS 2X LP
By: /s/ Charles T. Cameron
Name: Charles T. Cameron
Title: Director

HARD ASSETS 2X FUND LTD.
By: /s/ Charles T. Cameron
Name: Charles T. Cameron
Title: Director

HARD ASSETS 2X MASTER FUND LTD.
By: /s/ Charles T. Cameron
Name: Charles T. Cameron
Title: Director

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HARD ASSETS OPPORTUNITY FUND
LP
By: /s/ Charles T. Cameron
Name: Charles T. Cameron
Title: Director

HARD ASSETS OPPORTUNITY FUND
LTD.
By: /s/ Charles T. Cameron
Name: Charles T. Cameron
Title: Director

HARD ASSETS OPPORTUNITY
MASTER FUND LTD.
By: /s/ Charles T. Cameron
Name: Charles T. Cameron
Title: Director

G-175 STRATEGIES LP
By: /s/ Charles T. Cameron
Name: Charles T. Cameron
Title: Director

G-175 STRATEGIES LTD.
By: /s/ Charles T. Cameron
Name: Charles T. Cameron
Title: Director

G-175 STRATEGIES MASTER FUND
LTD.
By: /s/ Charles T. Cameron
Name: Charles T. Cameron
Title: Director

VAN ECK ASSOCIATES
CORPORATION
By: /s/ Joseph J. McBrien
Name: Joseph J. McBrien
Title: Senior Vice President

VAN ECK ABSOLUTE RETURN
ADVISERS CORPORATION
By: /s/ Joseph J. McBrien
Name: Joseph J. McBrien
Title: Senior Vice President

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EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached Amended Application dated June 28, 2010 for and on behalf of Van Eck Associates Corporation (“VEAC”), a Delaware corporation, Van Eck Absolute Return Advisers Corporation (“VEARA”), a Delaware corporation, Van Eck Funds (“VEF”), a Massachusetts business trust and Van Eck VIP Trust (“VIP”) (formerly known as Van Eck Worldwide Insurance Trust), a Massachusetts business trust; that he is a Senior Vice President of each of VEAC, VEARA, VEF and VIP; and that all actions necessary to authorize the undersigned to execute and file this Amended Application have been taken. The undersigned further states that he is familiar with the Amended Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joseph J. McBrien
Name: Joseph J. McBrien
Title: Senior Vice President

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EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached Amended Application dated June 28, 2010 for and on behalf of Global Energy Opportunity Partners LP (“GEO LP”), a Delaware limited partnership; that he is a Senior Vice President of Van Eck Absolute Return Advisers Corporation, the General Partner of GEO LP; and that all actions necessary to authorize the undersigned to execute and file this Amended Application have been taken. The undersigned further states that he is familiar with the Amended Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

s/s Joseph J. McBrien
Name: Joseph J. McBrien
Title: Senior Vice President of Van Eck
Absolute Return Advisers Corporation, the
General Partner of Global Energy
Opportunity Partners LP

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EXHIBIT A-3

VERIFICATION

The undersigned states that he has duly executed the attached Amended Application dated June 28, 2010 for and on behalf of Global Energy Opportunity Fund, Ltd. (GEO Ltd), Hard Assets Portfolio Ltd. (“HAP Ltd.”), Hard Assets ERISA Ltd. (“HAE Ltd.”), Hard Assets 2X Fund Ltd. (“HA2X Ltd.”), Hard Assets 2X Master Fund Ltd. (“HA2XM Ltd.”), Hard Assets Opportunity Fund Ltd. (“HAO Ltd.”), Hard Assets Opportunity Master Fund Ltd. (“HAOM Ltd.”), G-175 Strategies Ltd. (“G-175 Ltd.), and G-175 Strategies Master Fund Ltd. (“G-175M Ltd.”), each a company incorporated and existing under the laws of the Cayman Islands; and Hard Asset Partners LP (“HAP LP”), Hard Asset Partners 2X LP (“HAP2X LP”), Hard Assets Opportunity Fund LP (“HAO LP”), and G-175 Strategies LP (“G-175 LP”), each a limited partnership existing under the laws of the Cayman Islands, that he is the Director of GEO Ltd., HAP Ltd., HAE Ltd., HA2X Ltd., HA2XM Ltd., HAO Ltd., HAOM Ltd., G-175 Ltd., and G-175M Ltd., HAP LP, HAP2X LP, HAO LP, and G-175 LP, and that all actions necessary to authorize the undersigned to execute and file this Amended Application have been taken. The undersigned further states that he is familiar with the Amended Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

s/s Charles T. Cameron
Name: Charles T. Cameron
Title: Director

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